Exhibit 21

Subsidiaries and Jurisdictions

	State or Other	Date of
	Jurisdiction of	Incorporation,	Ownership
	Incorporation	Organization	(Direct or
Subsidiary	or Organization	or Acquisition	Indirect)
1.Global Oro LLC	Delaware	2003	100%
2.Global Plata LLC	Delaware	2003	100%
3.Global Gold Mining LLC	Delaware	2003	100%
4.Global Gold Hankavan LLC	Armenia	2003	100%
5.Mego-Gold LLC	Armenia	2005	100%
6.Getik Mining Company LLC	Armenia	2006	100%
7.Marjan Mining Company	Armenia	2010	45%
8.Global Gold Uranium LLC	Delaware	2007	100%
9.Global Gold Armenia, LLC	Delaware	2003	100%
10.Minera Global Chile Limitada	Chile	2004	100%
11.Compania Minera Global Gold Valdivia S.C.M.	Chile	2007	100%